Exhibit 1

FOR IMMEDIATE RELEASE	15 MAY 2014

WPP PLC (“WPP”)

Grey agrees to acquire advertising and communications company The Volcano Group in South Africa

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has agreed to acquire a majority stake in The Volcano Group, a leading South African advertising and communications company. Following acquisition, The Volcano Group will rebrand as Grey Africa.

Founded in 1994 in Johannesburg, Volcano provides integrated marketing services covering traditional and digital advertising, PR, insight and social. Clients include Procter & Gamble, First National Bank, Sony and Consol Glass.

Volcano’s unaudited consolidated revenues for the year ended 31 May 2013 were approximately ZAR 61 million, with gross assets at the same date of approximately ZAR 26 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In South Africa, the Group (including associates) generates revenues of around US$500 million and employs around 26,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of over US$600 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP London

Chris Wade, WPP London

+ 44(0) 207 408 2204